Vincent A. Vietti
Direct Dial:  (609) 896-4571
Internet Address:  vvietti@foxrothschild.com

December 8, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attention:  Mark P. Shuman

Re:        Prescient Applied Intelligence, Inc.
Amendment No. 1 to Schedule 13E-3 filed November 20, 2008
File No. 005-57033

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed November 20, 2008
File No. 000-21729

Dear Mr. Shuman:

    We thank you for your comment letter dated December 4, 2008 (the “Comment Letter”) addressed to Prescient Applied Intelligence, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  Concurrent with the filing of this correspondence, the Company has filed an Amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and Amendment No. 2 to its Schedule 13E-3 (the “Amended Schedule 13E-3”).

General

1.           We note that the Company has provided the representations requested in the closing of our letter of November 13, 2008.  As requested, please also provide these representations in writing signed by each of the other filing persons.

The Company has provided the requested representations in writing signed by each of the other filing persons.  Please see Attachments A, B and C to this letter.

Preliminary Proxy Statement

General

2.           As indicated in prior comments 16 and 35 from our letter of November 13, 2008, it is generally inappropriate to qualify disclosure in the body of your proxy statement in its entirety by reference to additional materials. We note in this regard that although you have deleted certain qualifications of this type, several remain in your filing, including the following:

The qualification relating to Updata’s fairness opinion on page 31,
The qualification relating to the merger agreement on page 43, and
The qualification relating to the section of the Delaware General Corporation
Law that provides for appraisal rights on page 57.

Please revise these and any other such qualifications in your proxy statement.

The requested revisions have been made.  Please see pages 31, 43 and 57 of the Amended Proxy Statement. [Pages 33, 45 and 59 of the enclosed marked Amended Proxy Statement]

3.           Your initial references in the document to Park City in the shareholder notice and on the cover page of the proxy statement do not provide any information concerning the relationships that Park City and Mr. Fields have with Prescient. Please expand these initial references to Park City to disclose prominently Park City’s percentage ownership of Prescient stock and Mr. Fields’ offices with both companies, as well as any other related party arrangements among Park City and/or Mr. Fields, on the one hand, and Prescient on the other.

The requested revisions have been made.  Please see the letter to the stockholders of the Company, the Notice of Special Meeting, and page 1 of the Amended Proxy Statement.

Summary Term Sheet

Opinion of Prescient’s Financial Advisor, page 4

4.           Please include an explicit statement in your summary to the effect that Updata’s fairness opinion does not contain a determination as to the fairness of the transaction to unaffiliated holders of Prescient common stock.

The requested revision has been made.  Please see pages 4 and 27 of the Amended Proxy Statement. [Pages 4 and 29 of the enclosed marked Amended Proxy Statement]

Solicitation, page 8

5.           We refer to your response to prior comment 4 from our letter of November 13,
2008. Please also remove the reference to “other means” of soliciting proxies on page 7 of your amended preliminary proxy statement, or advise.

The requested revision has been made.  Please see pages 7 and 11 of the Amended Proxy Statement. [Pages 9 and 13 of the enclosed marked Amended Proxy Statement]

Questions and Answers about the Special Meeting and the Merger

Q. What was the role of the Special Committee?, page 9

6.           You state that the members of the special committee were deemed independent because they have no financial or other material interest in the outcome of the transaction. Please advise whether Mr. Rumsey, the company’s Interim CFO, is expected to continue serving as an officer and/or director of Prescient (or its successor) following consummation of the transaction. If so, please disclose in your filing Mr. Rumsey’s expected future relationship with the company (or its successor), and explain how you nonetheless determined that he has no material interest in the outcome of the transaction and is therefore independent.

Mr. Rumsey will not continue serving as an officer or director of the Company (or its successor) or Park City Group following consummation of the Merger.  Mr. Rumsey recently founded and is the president of SEC Connect, LLC, which serves as the EDGAR filing agent for both the Company and Park City Group.  The Company has not disclosed this relationship in the Amended Proxy Statement because the amount paid by the Company and Park City Group to SEC Connect, LLC, is less than the threshold amount required for disclosure of transactions with related persons under Item 404 of Regulation S-K, and such relationship was not otherwise deemed material by the Company’s board of directors.  In this regard, the amount paid by the Company to SEC Connect, LLC during 2008 is less than $10,000, and no amounts have been paid to date by Park City Group to SEC Connect, LLC.

Special Factors

Background of the Merger, page 13

7.           You state in the fourth paragraph on page 14 that Messrs. Fox and Kiernan were appointed to the special committee in part because both satisfied the independence standards for directors established by the American Stock Exchange. Please expand your disclosure to clarify, if accurate, that the other member of the special committee, Mr. Rumsey, does not satisfy the American Stock Exchange independence standards. In addition, explain why the board nevertheless selected him as a member of the special committee and how it considered his lack of independence under those standards in evaluating the recommendation of the special committee. Alternatively, remove the reference to the independence standards of the American Stock Exchange as applicable to the selection of your special committee members.

The Company has removed the reference to the independence standards of the American Stock Exchange as applicable to the selection of its special committee members.  Please see page 14 of the Amended Proxy Statement. [Page 16 of the enclosed marked Amended Proxy Statement]

8.           Please clarify what you mean by “firm offers” in the last sentence of the second paragraph on page 14.  In addition, in your response letter, please provide support for your assertion in the last paragraph on this page that a prospective financial buyer withdrew its offer “due to factors unrelated to the Company,” and revise your filing in this regard as appropriate.

The Company received several non-binding indications of interest to acquire the Company, some of which were delivered verbally.  However, these indications were expressions of interest only at low valuations, and were submitted prior to conducting any due diligence.  In addition, they did not propose specific terms and conditions.  They were therefore not considered “firm offers” or otherwise serious indications of interest to be considered by the board of directors.  Nevertheless, additional disclosure has been provided on page [14] of the Amended Proxy Statement in response to the Staff’s comment.

The proposed financial buyer’s indication of interest was withdrawn because it was engaged in another unrelated business combination, and its management determined that it could not commit to further evaluation of the Company given its limited professional and other resources, and the demands placed on management resulting from integration.  Additional disclosure in response to the Staff’s comment has been provided on page [14] in the Amended Proxy Statement.

9.            As previously requested in prior comment 19 from our letter of November 13, 2008, please ensure that this section discusses the material terms of each proposal and modification thereto made by each of the prospective purchasers of the company. For example, please disclose the aggregate value of each of the following: (i) Park City’s May 29th offer to acquire the company for a combination of cash, stock and notes, and (ii) the prospective financial buyer’s June 28th all-cash offer. In addition, we note that the improvements to its bid that the prospective financial buyer offered to make on July 26, 2008, are not currently disclosed in a meaningful way. Please revise. In addition, clarify what you mean by the statement that the resulting offer “effectively challenged” Park City’s bid; expand your disclosure to state whether the board considered Park City’s proposal inferior. Please also expand your disclosure to clarify what you mean by the “complexity of Park City’s offer.”

As indicated above, many of the prospective purchasers submitted indications of interest prior to conducting any due diligence, at very low valuations, and no specific terms and conditions were proposed.  The Company’s board of directors therefore did not seriously pursue these indications of interest, and therefore no additional disclosure is proposed regarding these particular prospective offers.  In response to the Staff’s comment, we have added additional disclosure regarding the material terms and conditions to those indications of interest that were seriously considered by the board of directors, including the indications of interest referenced by the Staff in its comment.  See pages [14] and [15] of the Amended Proxy Statement.

10.           In the fourth paragraph on page 14, you reference the preferred holders’ interest in considering only potential transactions that would not “place the company’s profitability at risk-” The suggestion that the company was profitable prior to the April 10, 2008, special meeting appears inconsistent with your then-recent financial results. In this regard, we refer to the “net losses applicable to common stockholders” reported in your financial statements for the quarter ended March 31, 2008, and for the fiscal year ended December 31, 2007. Please revise your filing as appropriate, or advise.

The Company incurred net losses during the periods referenced by the Staff, due to the recognition of non-cash items, including amortization, depreciation, impairment to goodwill, and deemed dividends, among other factors.  However, as set forth in the Company’s Consolidated Statement of Cash Flows for the referenced periods, the Company generated net cash provided by operating activities during such periods.  Additional disclosure has been added to page [14] in response to the Staff’s comment, to clarify the position of the stakeholders.

Position of Park City, Merger Sub and Mr. Fields as to the Fairness of the Merger to Prescient’s Unaffiliated Stockholders, page 25

11.           We refer to prior comment 26 from our letter of November 13, 2008. The description of Updata’s fairness opinion contained in the bullet point list of factors considered by Park City, Merger Sub and Mr. Fields in connection with their fairness determinations still does not appear to conform to the text of Updata’s opinion. Please revise.

The requested revision has been made.  Please see page 25 of the Amended Proxy Statement. [Page 28 of the enclosed marked Amended Proxy Statement]

Opinion of Prescient’s Financial Advisor

Discounted Cash Flow Analysis, page 30

12.            We refer to your response to prior comment 38 from our letter of November 13,
2008. Please explain more clearly how the average cost of capital is used to determine the annual discount rate and the implied perpetual growth rate, and why the weighted average cost of capital analysis to which you refer in your response was heavily weighted by the existence of the company’s preferred stock. In addition, advise what factors Updata considered in deciding in its best judgment to raise the annual discount rate to 10% and how this increase in annual discount rate resulted in an implied perpetual growth rate of 2.9%. Please expand the disclosure in your proxy statement to provide the explanation called for by this and our prior comment 38; or tell us why you do not think such information needs to be included in the filing. Please see Item 1015(b)(6) of Regulation M-A.

The average cost of capital used to determine the discount rate was calculated by taking into account the following four components of the Company’s capital structure, along with their respective costs (which are noted parenthetically): Debt (4.6%), Common Stock (19.5%), Series E Convertible Preferred Stock (8%) and Series G Convertible Preferred Stock (0%). The Company’s preferred stock represented 86.5% of the Company’s total capitalization, resulting in a discount rate that was heavily weighted by the existence of preferred stock.

The average cost of capital was not used to determine the implied perpetual growth rate. The perpetual growth rate is an implied rate, meaning that it is derived from the relationship between the discount rate and the terminal EBITDA multiple. This derived rate is used as a check on the reasonableness of the discount rate taken in conjunction with the terminal EBITDA multiple.

Updata raised the discount rate to 10% because the discount rate should reflect inherent risk that cash flows can be achieved and also be in line with the internal rate of return that a potential buyer is seeking with the Company.  In addition, the 10% discount rate, along with the 8x terminal EBITDA multiple, resulted in an implied perpetual growth rate of 2.9% which, in the opinion of Updata, was both appropriate and conservative.

Additional disclosure has been added to page [30] of the Amended Proxy Statement in response to the Staff’s comment.

Information Relating to the Company Park City and Merger Sub, page 54

13.           As previously requested, please ensure that your filing provides all of the information called for by Item 1003(c)(1) and (2) of Regulation M-A with respect to each of the executive officers and directors whose biographies are included in this section. In this regard, we note that although you have provided the principal business and address for the companies that currently employ Mr. Krause and Mr. Gillis, you have not provided this information for all of the companies that employed the officers and directors of each of the company, Park City and Merger Sub during the past five years, as required by Item 1003(c)(2). Revise accordingly.

The required disclosure has been added to pages [55-58] of the Amended Proxy Statement in response to the Staff’s comment.

We believe that we have adequately responded to the outstanding comments, and look forward to your reply.  In this regard, the Company respectfully requests an expedited review of the Amended Proxy Statement to accommodate a special meeting of the Company’s shareholders tentatively scheduled for January 8, 2009.

Please call me directly at (609) 896-4571 with any questions or additional comments.  Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By:
      Vincent A. Vietti

cc:   Katherine Wray
       United States Securities and Exchange Commission

       Mr. Daniel W. Rumsey, Chief Financial Officer
       Prescient Applied Intelligence, Inc.

Attachment A

December 8, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549
Attn:  Mark P. Shuman

Re:        Prescient Applied Intelligence, Inc.
Amendment No. 1 to Schedule 13E-3 filed November 20, 2008
File No. 005-57033

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed November 20, 2008
File No. 000-21729

Ladies and Gentlemen:

    Pursuant to the Staff’s Comment Letter to Prescient Applied Intelligence, Inc. dated December 4, 2008, the undersigned filing person (the “Filing Person”) has provided responses to Staff’s questions, and hereby acknowledges that:

•	The Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Park City Group, Inc.

By:  /s/ Randall K. Fields
                                                                                   Randall K. Fields
                                                                                   Chief Executive Officer

Attachment B

December 8, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549
Attn:  Mark P. Shuman

Re:        Prescient Applied Intelligence, Inc.
Amendment No. 1 to Schedule 13E-3 filed November 20, 2008
File No. 005-57033

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed November 20, 2008
File No. 000-21729

Ladies and Gentlemen:

    Pursuant to the Staff’s Comment Letter to Prescient Applied Intelligence, Inc. dated December 4, 2008, the undersigned filing person (the “Filing Person”) has provided responses to Staff’s questions, and hereby acknowledges that:

•	The Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PAII Transitory Sub, Inc.

By:  /s/ Randall K. Fields
                     Randall K. Fields
                                                                                                Chief Executive Officer

Attachment C

December 8, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549
Attn:  Mark P. Shuman

Re:        Prescient Applied Intelligence, Inc.
Amendment No. 1 to Schedule 13E-3 filed November 20, 2008
File No. 005-57033

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed November 20, 2008
File No. 000-21729

Ladies and Gentlemen:

    Pursuant to the Staff’s Comment Letter to Prescient Applied Intelligence, Inc. dated December 4, 2008, the undersigned filing person (the “Filing Person”) has provided responses to Staff’s questions, and hereby acknowledges that:

•	The Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Randall K. Fields______
Randall K. Fields